Evolving Gold to Commence New Drilling Program at Fisher Canyon, Nevada

November 29, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce it will soon commence a drilling program on their Fisher Canyon gold-silver property located in North-Central Nevada. The reverse circulation drilling program has been contracted to Diversified Drilling of Missoula, Montana. The program is scheduled to commence on December 5 and will consist of approximately 2,000 meters of drilling.

Evolving Gold’s Fisher Canyon Property is 100 percent owned by the Company and consists of 179 unpatented lode mining claims covering about 2,700 acres of BLM (Bureau of Land Management) land located in the Humboldt range, in Pershing county.

President Dr. Lawrence A. Dick comments, “The focus of the drilling program is to test a 5 km-long zone of anomalous gold and silver geochemistry obtained by sampling surface exposures of calcareous siltstones. Despite the presence of significant gold and silver deposits hosted by the same rock unit in the Humboldt Range, the Fisher Canyon property has seen very little historic exploration and no past drilling.

The geological setting of Fisher Canyon is very similar to other sediment and volcanic – hosted deposits flanking the Humboldt Range, including Relief Canyon (Firstgold Corp.), Spring Valley (Midway Gold), Florida Canyon and Standard (Florida Canyon Mining Company), Rochester (Coeur d’Alene Mines) and Willard (closed, formerly Western States Minerals).”

Upon completion of the Fisher Canyon drilling the drill rig will be moved to The Company’s 100 percent-owned Siesta Property, where a much larger drilling program is planned. At Siesta, the Company holds an 18 kilometer – long land position between the past-producing Sleeper gold deposit, and the recent discovery of gold at the Sandman project being explored by Fronteer Development. At Siesta, extensive geophysical surveys have already been completed over the property, and numerous drill targets have been identified.

Elsewhere in Nevada, Evolving continues to drill their 100 percent-owned Sheep Creeks property, comprising approximately 38,000 acres and situated approximately 35 kilometers north of the town of Battle Mountain, Nevada.

Evolving is also completing a diamond drill program at the 100 percent-owned Malone gold-silver prospect, located near the Tyrone porphyry copper deposit in southern New Mexico.

For further information on the geology of the Malone, Sheep Creeks, Fisher Canyon and Siesta projects, as well as descriptions of other projects which comprise Evolving’s project portfolio visit the Company’s web site at www.evolvinggold.com

As part of its ongoing program of rewarding directors, officers, employees and consultants the Company has allocated 1,145,000 incentive stock options exercisable at $0.80 per share which will expire in 2012. Granting of these options is subject to TSX-V approval.

About Evolving Gold Corp.
Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States. The Company is actively exploring 12 separate gold properties, primarily in known, producing gold trends in the state of Nevada. Evolving recently signed an LOI to enter into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated October 2nd, 2007). In total, Evolving holds over 100,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Robert Bick,
Chief Executive Officer: robert@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF